                                                              NEWS RELEASE

[STANTEC LOGO]

FOR IMMEDIATE RELEASE

STANTEC ANNOUNCES SECOND QUARTER EARNINGS

EDMONTON AB (AUGUST 5, 2004) TSX;STN

- Gross revenue for the second quarter of 2004 was $136.8 million compared to $119.1 million in the second quarter of 2003, an increase of 14.9%. Net income was at $6.4 million compared to $6.5 million for the second quarter of 2003. Basic earnings per share were unchanged at $0.35.

- Year-to-date 2004 gross revenue was $254.1 million compared to $227.5 million in 2003, an increase of 11.7%, while net income increased 5.5% to $12.1 million from $11.5 million. Basic earnings per share were up 4.8% to $0.66 from $0.63 over the first six months of 2003.

- Stantec completed the acquisition and integration of Sear-Brown (over 400 employees, 10 offices) opening up a new geographic market in the US Northeast and a new practice area in the bio/pharmaceuticals industry. The Company also acquired GBR Architects of Winnipeg MB, adding 35 employees to the Architecture & Interior Design practice area.

"In the second quarter, we focused on integrating Sear-Brown, our largest acquisition to date, into our operations," says Tony Franceschini, Stantec President & CEO. "We also continued to improve on the implementation of our enterprise system and as a result improved our cash position, which was reflected in $20.1 million in cash from operating activities this quarter, compared to $6.7 million in the same quarter last year."

While strengthening its internal infrastructure, Stantec continues to succeed in securing diverse projects in all practice areas enhancing its position as a top-tier design firm. In Nevada, Stantec was the only private consultant invited to be a member of the Nevada Department of Transportation High Performance Concrete Task Force to research and develop specifications for concrete structures with a durability of 50 to 75 years. In Ontario Stantec is providing full program and project management services for the Courtice Waste Pollution Control Plant in the Region of Durham. This water treatment plant is one of the largest current municipal water infrastructure projects in that province. The Company has also been selected to provide architecture and interior design services for an airport terminal project in Niagara Falls, New York.

"The improvements to our internal systems and the additions to our operations provide a foundation that will support our firm to 10,000 employees and beyond," adds Franceschini. "Our strategy, combined with the dedication of our employees, has kept us on track to become a top 10 global design firm by 2008."

The Conference Call to discuss the second quarter results, being held today at 4:00 PM EDT (2:00 PM MDT), will be broadcast live and archived on Stantec's web site at STANTEC.COM in the INVESTOR RELATIONS section.

STANTEC provides comprehensive professional services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics. The Company supports clients at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 4,000 employees operating out of 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

CORPORATE CONTACT             INVESTOR CONTACT
Tony Franceschini             Don Wilson
President & CEO               Vice President & CFO
Stantec                       Stantec
Tel: 780-917-7077             Tel: 780-917-7269
                                                                  stantec.com

             - continued - financial statements and MD&A attached -

Stantec Inc.

Consolidated Balance Sheets
(Columnar figures stated in thousands of Canadian dollars)

                                                                 June 30    December 31
                                                                  2004        2003
                                                                ---------   -----------
                                                               (unaudited)
ASSETS

Current

Cash and cash equivalents                                       $  14,888   $     7,343
Short-term investments                                              5,963             -
Accounts receivable                                               117,686        87,101
Costs and estimated earnings in excess of billings                 53,412        67,094
Income taxes recoverable                                                -        6,921
Prepaid expenses                                                    3,839         3,246
Future income tax assets                                            9,375         5,924
                                                                ---------   -----------
                                                                  205,163       177,629
Property and equipment                                             70,393        67,670
Investment in associated companies                                  1,830         1,844
Investments - other                                                 1,098         1,137
Goodwill                                                           84,433        69,696
Intangible assets                                                   7,126         5,112
Future income tax assets                                            4,014         3,487
                                                                ---------   -----------

                                                                $ 374,057   $   326,575
                                                                =========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Bank indebtedness                                               $  34,212   $    17,151
Accounts payable and accrued liabilities                           71,574        70,255
Billings in excess of costs and estimated earnings                 17,260        16,882
Income taxes payable                                                  556             -
Current portion of long-term debt [note 4]                         17,994        13,416
Future income tax liabilities                                      11,761        10,802
                                                                ---------   -----------
                                                                  153,357       128,506
Long-term debt [note 4]                                            36,207        31,159
Future income tax liabilities                                       9,548         6,382
                                                                ---------   -----------
                                                                  199,112       166,047
                                                                ---------   -----------

Shareholders' equity

Share capital [note 5]                                             85,113        84,281
Contributed surplus [note 5;                                        2,179         1,842
Cumulative translation account                                    (12,274)      (13,861)
Retained earnings                                                  99,927        88,266
                                                                ---------   -----------
                                                                  174,945       160,528
                                                                ---------   -----------

                                                                $ 374,057   $   326,575
                                                                =========   ===========

See accompanying notes

Stantec Inc.

Consolidated Statements of Income and Retained Earnings

(Columnar figures stated in thousands of Canadian dollars except per share amounts)(Unaudited)

                                                              For the quarter ended            For the two quarters ended
                                                                   June 30                                 June 30
                                                             2004             2003                2004                2003
                                                         ------------    --------------      --------------      -------------
                                                                           restarted                               restarted
                                                                           [note 2]                                 [note 2]
INCOME
GROSS REVENUE                                            $    136,815    $      119,076      $      254,132      $     227,516
Less subconsultant and other direct expenses                   18,105            16,684              31,856             30,686
                                                         ------------    --------------      --------------      -------------

NET REVENUE                                                   118,710           102,392             222,276            196,830
Direct payroll costs                                           55,225            48,293             102,765             93,175
                                                         ------------    --------------      --------------      -------------

GROSS MARGIN                                                   63,485            54,099             119,511            103,655
Administrative and marketing expenses                          49,308            40,242              93,117             79,082
Depreciation of property and equipment                          2,988             2,383               5,612              4,569
Amortization of intangible assets                                 460               288                 597                542
Net interest expense                                              825               850               1,499              1,461
Foreign exchange (gains) losses                                   (30)              162                 (19)               343
Share of income from associated companies                         (81)              (33)               (206)              (469)
                                                         ------------    --------------      --------------      -------------

INCOME BEFORE INCOME TAXES                                     10,015            10,207              18,911             18,127
                                                         ------------    --------------      --------------      -------------

INCOME TAXES
Current                                                         2,637             3,383               7,057              5,273
Future                                                            933               367                (249)             1,385
                                                         ------------    --------------      --------------      -------------
                                                                3,570             3,750               6,808              6,658
                                                         ------------    --------------      --------------      -------------

NET INCOME FOR THE PERIOD                                $      6,445    $        6,457      $       12,103      $      11,469
                                                         ============    ==============      ==============      =============

RETAINED EARNINGS, BEGINNING OF THE PERIOD, AS
 PREVIOUSLY REPORTED                                     $     93,569    $       69,818      $       88,266      $      64,905
Prior period' adjustment [note 2]                                   -              (823)                                  (665)
                                                         ------------    --------------      --------------      -------------
RETAINED EARNINGS, BEGINNING OF THE PERIOD, AS
 RESTATED                                                      93,569            68,995              88,266             64,240
Net income for the period                                       6,445             6,457              12,103             11,469
Shares repurchased [note 5]                                       (87)             (236)               (442)              (493)
                                                         ------------    --------------      --------------      -------------
RETAINED EARNINGS, END OF PERIOD                         $     99,927    $       75.216      $       99,927      $      75,216
                                                         ============    ==============      ==============      =============

Weighted average number of shares outstanding -
 basic                                                     18,470,963        18,353,424          18,425,052         18,323,460
                                                         ============    ==============      ==============      =============
Weighted average number of shares outstanding -
 diluted                                                   19,304,882        19,138,469          19,230,366         19,099,172
                                                         ============    ==============      ==============      =============
Shares outstanding, end of period                          18,476,318        18,339,784          18,476,318         18,339,784
                                                         ============    ==============      ==============      =============

EARNINGS PER SHARE
 Basic [note 21]                                         $       0.35    $         0.35      $         0.66      $        0.63
                                                         ============    ==============      ==============      =============
 Diluted [note 2]                                        $       0.33    $         0.34      $         0.63      $        0.60
                                                         ============    ==============      ==============      =============

See accompanying notes

Stantec Inc.

Consolidated Statements of Cash Flows

(Columnar figures stated in thousands of Canadian dollars)(Unaudited)

                                                                     For the Quarter ended         For the two quarters ended
                                                                             June 30                         June 30
                                                                     2004            2003             2004              2003
                                                                  -----------      ---------       -----------      -----------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients                                        $   143,474      $ 118,766       $   268,043      $   227,365
Cash paid to suppliers                                                (41,900)       (39,655)          (85,766)         (71,163)
Cash paid to employees                                                (82,205)       (68,893)         (164,446)        (142,917)
Dividends from equity investments                                           -              -               200
Interest received                                                       1,748            235             3,495            1,166
Interest paid                                                          (2,376)          (905)           (4,736)          (2,474)
Income tax refunds received (taxes paid)                                1,342         (2,884)             (724)          (8,446)
                                                                  -----------      ---------       -----------      -----------

CASH FLOWS FROM OPERATING ACTIVITIES                                   20,083          6,664            16,066            3,531
                                                                  -----------      ---------       -----------      -----------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired and bank
indebtedness assumed [note 3]                                         (14,270)        (2,202)          (14,270)          (5,911)
Purchase of short-term investments                                     (5,963)             -            (5,963)               -
Proceeds on disposition of investments                                     55             15                55               62
Purchase of property and equipment                                     (3,182)        (7,350)           (7,932)         (13,734)
Proceeds from disposition of property and equipment                       225             72               258            1,396
                                                                  -----------      ---------       -----------      -----------

CASH FLOWS USED IN INVESTING ACTIVITIES                               (23,135)        (9,465)          (27,852)         (18,187)
                                                                  -----------      ---------       -----------      -----------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt                                            (5,834)        (2,755)          (12,109)         (11,381)
Proceeds from long-term borrowings                                     13,960          2,161            13,960            2,161
Repurchase of shares for cancellation [note 5]                           (105)          (319)             (545)            (676)
Proceeds from issue of share capital [note 5]                              63             92               918             511
                                                                  -----------      ---------       -----------      -----------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES                          8,084           (821)            2,224           (9,385)
                                                                  -----------      ---------       -----------      -----------

FOREIGN EXCHANGE GAIN (LOSS) ON CASH HELD IN FOREIGN CURRENCY              (7)            (6)               46             (464)
                                                                  -----------      ---------       -----------      -----------

NET INCREASE (DECREASE) IN CASH                                         5,025         (3,628)           (9,516)         (24,505)
Cash, beginning of the period                                         (24,349)         8,325            (9,808)          29,202
                                                                  -----------      ---------       -----------      -----------

CASH, END OF THE PERIOD                                           $   (19,324)         4,697       $   (19,324)     $     4,697
                                                                  ===========      =========       ===========      ===========

CASH CONSISTS OF
Cash and cash equivalents                                         $    14,888      $   7,971       $    14,888      $     7,971
Bank indebtedness                                                     (34,212)        (3,274)          (34,212)          (3,274)
                                                                  -----------      ---------       -----------      -----------
                                                                  $   (19,324)         4,697       $   (19,324)     $     4,697
                                                                  ===========      =========       ===========      ===========

See accompanying notes

SFANFEC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Columnar figures stated in thousands of Canadian dollars)(Unaudited)

1. GENERAL ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the annual December 31, 2003, consolidated financial statements. Because the disclosures included in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, these financial statements should be read in conjunction with the December 31, 2003, annual consolidated financial statements, In management's opinion, the interim consolidate! financial statements include all the adjustments necessary to present fairly such interim, financial statements. The consolidated statements of income and retained earnings and cash flows for interim periods are not necessarily indicative of results on an annual basis due to seasonal and short-term variations as well as the timing of acquisitions, if any, during interim periods.

2. PRIOR PERIOD ADJUSTMENT

In the fourth quarter of 2003, the Company determined, with the assistance of an independent valuator, that intangible assets acquired in post June 30, 2001, acquisitions had not been properly identified and valued in the purchase allocation. As a result, a portion of the purchase price from these acquisitions was allocated to identifiable intangible assets (contract backlog, client relationships, technology and non-compete agreements). The adjustment was made retroactively and resulted in the following changes to previously reported financial INFORMATION:


                                                                                        TWO QUARTERS
                                                                    QUARTER ENDED           ENDED
                                                                       JUNE 30,           JUNE 30,
in thousands of dollars, except earnings per share amounts)             2003                2003
-----------------------------------------------------------         -------------       ------------
                                                                       Increase           Increase
                                                                      (decrease)         (decrease)
                                                                     -----------        -----------
Amortization of intangible assets                                    $     288           $    542
Income before income taxes                                                (288)              (542)
Income taxes                                                              (107)              (203)
Net income for the period                                                 (181)              (339)
Retained earnings, beginning of the period                                (823)              (665)
Goodwill acquired [note 3]                                                (219)              (850)
intangible assets acquired [note 3]                                        346               1,344
Future income tax liabilities acquired [note 3]                            127                 494
Earnings per share - basic                                               (0.01)             (0.01)
Earnings per share - diluted                                             (0.01)             (0.02)
                                                                     -----------        -----------

3. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the purchase method of accounting, and the results of earnings since the respective dates of acquisition are included in the consolidated statements of income. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. In the case of some acquisitions, the additional consideration payable based on future performance parameters may be adjusted upward or downward. As at June 30, 2004, the maximum contingent consideration that may be payable in 2004 and future years is approximately $1,116,000. Such additional consideration is recorded as additional goodwill in the period in which confirmation of the consideration to be paid is known.

During the first two quarters of 2004, the Company acquired the shares and businesses of The Sear-Brown Group, Inc. (April 2, 2004} and GBR Architects Limited (May 31, 2004) and reduced the purchase price in connection with the Cosburn Patterson Mather Limited (2002), The Spink Corporation (2001), the APAI Architecture Inc. (2003), and the Ecological Services Group Inc. (2003) acquisitions pursuant to price adjustment clauses in the purchase agreements.

During the first two quarters of 2003, the Company acquired the shares and businesses of APAI Architecture Inc. and Mandalian Enterprises Limited and of Ecological Services Group Inc. for consideration consisting of cash and promissory notes. The Company also paid additional contingent consideration in connection with the Cosbum

Patterson Mather Limited (2002) acquisition and reduced the purchase price on the English Harper Reta Architects (2002), Site Consultants Inc. (2002), Beak International Incorporated (2002), and GeoViro Engineering Ltd. (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Details of the aggregate consideration given and the fair values of net assets acquired or adjusted for the first two QUATERS OF EACH YEAR ARE AS FOLLOWS:

(in thousands of dollars)                           2004          2003
----------------------------------------------   ----------    ----------
Cash consideration                               $    8,811    $    4,200
Promissory notes, due 2003 through 2007                 657         5,226
                                                 ----------    ----------
PURCHASE PRICE                                   $    9,468    $    9,426
                                                 ==========    ==========
Assets and liabilities acquired at fair values
   Bank indebtedness assumed                     $   (5,459)   $   (1,711)
    Non-cash working capital                          3,134         3,609
    Investments                                           .            62
    Property and equipment                            2,649         1,339
    Goodwill [note 2]                                14,033         5,835
    Intangible assets [note 2]
     Client relationships                             2,045           789
     Contract backlog                                   526           355
     Technology                                           -           200
    Long-term debt                                   (7,073)         (780)
    Future income taxes [note 2]                       (387)         (272)
                                                 ----------    ----------
NET ASSETS ACQUIRED                              $    9,468    $    9,426
                                                 ==========    ==========

All of the goodwill is non-deductible for income tax purposes.

4. LONG-TERM DEBT

                                                     AS AT
                                           --------------------------
                                             June 30     December 31
(in thousands of dollars)                     2004          2003
----------------------------------------   ----------    ----------
Non-interest bearing note payable          $      106    $      102

Other non-interest bearing notes payable       10,395        14,436
Bank loan                                      30,751        19,186
Mortgages payable                              10,429        10,609
Other                                           2,520           242
                                           ----------    ----------
                                               54,201        44,575
Less current portion                           17,994        13,416
                                           ----------    ----------
                                           $   36.207    $   31,159
                                           ==========    ==========

All of the Company's assets are held as collateral under a general security agreement for the bank indebtedness and bank loan. The mortgages payable are supported by first mortgages against land and buildings.

The interest expense on long-term debt in Q2 04 was $704,000 (Q2 03 - $680,000), with a year-to-date expense of $1,199,000 (2003 - $1,431,000).

      5. SHARE CAPITAL


                                                                      Capital Stock             Contributed Surplus
                                                 ---------------------------------------------  -------------------
(in thousands of dollars)                                  2004                    2003           2004      2003
---------------------------------------          ---------------------   ---------------------   -------   ------
                                                 # of Common              # of Common
                                                   Shares         $         Shares       $          $          $
                                                 ----------     ------    ----------   -------   -------   -------
BALANCE, BEGINNING OF THE YEAR                   18,327,284     84,281    18,282,720    83,973     1,842     1,247
Share options exercised for cash                    155,434        855        78,164       419
Stock-based compensation expense                                                                     178       148
Shares repurchased under normal course
issuer bid                                          (17,900)       (83)      (21,100)      (97)       (1)       (3)
                                                 ----------     ------    ----------   -------   -------   -------
BALANCE, AS AT MARCH 31                          18,464,818     85,053    18,339,784    84,295     2,019     1,392
                                                 ==========     ======    ==========   =======   =======   =======
Share options exercised for cash                     15,500         63        18,000        92
Stock-based compensation expense                                                                     176       147
Reclassification of fair value of stock
options previously expensed                                         15                               (15)
Shares repurchased under normal course
issuer bid                                           (4,000)       (18)      (18.000)      (83)       (1)        _
                                                 ----------     ------    ----------   -------   -------   -------
BALANCE, AS AT JUNE 30                           18,476,318     85,113    18,339,784    84,304     2,179     1,539
                                                 ==========     ======    ==========   =======   =======   =======

During 2004, 21,900 common shares (2003 - 39,100} were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $545,000 (2003 - $676,000). Of this amount, $ 101,000 and $2,000 (2003 -
$180,000 and $3,000) reduced the share capital and contributed surplus accounts respectively, with $442,000 (2003 - $493,000) being charged to retained earnings.

During 2004, we recognized a stock-based compensation expense of $504,000 (2003
- $295,000) in administrative and marketing expenses. The amount relating to the fair value of the options granted ($354,000; 2003 - $295,000) was reflected through contributed surplus, and the amount relating to deferred share unit compensation ($150,000; 2003 - nil) was reflected through accrued liabilities. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

6. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer
(CEO) of the Company.

During 2003, the Company had seven operating segments of which five were aggregated into the Consulting Services reportable segment. The two remaining operating segments (Design Build and Technology), which were below the quantitative thresholds in the recommendations of the Canadian Institute of Chartered Accountants, were disclosed in the Other reportable segment. In addition to the above-noted operating segments, corporate administration groups also report to the CEO and were included in the Other reportable segment. In the second quarter of 2004, an additional operating segment was added upon the acquisition of The Sear-Brown Group, Inc. The new segment has been aggregated into the Consulting Services reportable segment.

The Design Build operating segment consisted of the operations of our 50% share of Lockerbie Stanley Inc. that, at December 31, 2003, was reflected as assets held for sale pending the finalization of an agreement to sell our interest. The Company continues to have an agreement in principle to sell its 50% interest and, therefore, no activity related to this operating segment has been reflected in its financial statements in 2004.

Effective January 1, 2004, because of the pending sale of our Design Build operation and because the Technology segment and the corporate administrative groups are not material, all operations of the Company are included in one reportable segment as Consulting Services.

7. EMPLOYEE FUTURE BENEFITS

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for such contributions as an expense in the period in which the contributions are made. The expense recorded in Q2 04 was $1,779,000 (Q2 03 - $1,510,000), with a year-to-date expense of $3,788,000
(2003 - $3,000,000).

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented, to conform So the presentation adopted for the current year.

STANTEC INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS


This discussion and analysis, dated July 23, 2004, of Stantec's operations and financial position should be read in conjunction with the Company's 2003 consolidated financial statements and related notes, as well as Management's Discussion and Analysis included in the 2003 Annual Report and the Report to Shareholders contained in the 2004 Second Quarter Report, The Company continues to use the same accounting policies and methods as those used in 2003. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "may," "will," "should," "estimates," "anticipates," or the negative thereof or other variations thereon. We caution readers that, by their nature, forward-looking statements involve risks and uncertainties and that the Company's actual actions or results may differ materially.

This report includes references to and uses terms that are not specifically defined In the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. We may refer to and use the terms "net revenue" and "gross margin" throughout our analysis. Net revenue is defined as gross revenue less subconsultant and other direct expenses. Gross margin is defined as net revenue less direct payroll costs.

OVERVIEW OF SECOND QUARTER 2004

- On April 2, 2004, we completed the acquisition of The Sear-Brown Group, Inc., adding 400 employees and opening up a new geographic market for the Company in the US Northeast and a new practice area in the bio/pharmaceuticals industry.

- On May 31, 2004, we completed the acquisition of GBR Architects Limited, adding 35 employees to our Architecture & Interior Design practice in Winnipeg, Manitoba.

- During the second quarter of 2004, we successfully converted The Sear-Brown Group, Inc.'s operations to our enterprise management system.

- We improved our level of investment in costs and estimated earnings in excess of billings and in accounts receivable (i.e., number of days' revenues) to 116 days at the end of the second quarter from 121 days at the end of the first quarter.

KEY OPERATING RESULTS

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results on a quarter-to-quarter basis:

                                                   FOR THE QUARTER ENDED JUNE 30        FOR THE TWO QUARTERS ENDED JUNE 30
                                                   -----------------------------        ----------------------------------
                                                                              %
                                                                          INCREASE                             % INCREASE
                                                   % OF NET REVENUE       2004 VS.      % OF NET REVENUE        2004 VS.
                                                    2004        2003         2003        2004       2003           2003
                                                   ------      ------      ------      ------    ----------     --------
GROSS REVENUE                                      115.3%      116.3%       14,9%      114.3%        115.6%      11.7%
NET REVENUE                                        100.0%      100.0%       15.9%      100.0%        100.0%      12.9%
Direct payroll costs                                46.5%       47.2%       14.4%       46.2%         47.3%      10.3%
GROSS MARGIN                                        53.5%       52.8%       17.3%       53.8%         52.7%      15.3%
Administrative and marketing expenses               41.5%       39.3%       22.5%       41.9%         40.2%      17.7%
Depreciation of property and equipment               2.5%        2.3%       25.4%        2.5%          2.3%      22.8%
Amortization of intangible assets                    0.4%        0.3%       59.7%        0.3%          0.3%      10.1%
Net interest expense                                 0.7%        0.8%       (2.9%)       0.7%          0.7%       2.6%
Foreign exchange losses (gains)                      0.0%        0.2%     (118.5%)       0.0%          0.2%    (105.5%)
Share of income from associated                      0.0%        0.0%      145.5%        0.1%          0.2%     (56.1%)
companies
Income before income taxes                           8.4%        9.9%       (1.9%)       8.5%          9.2%       4,3%
Income taxes                                         3.0%        3.7%       (4.8%)       3.1%          3.4%       2.3%
Net income for the period                            5.4%        6.2%       (0.2%)       5.4%          5.8%       5.5%
OUTSTANDING COMMON SHARES - AS AT JUNE 30, 2004                                                 18,476,318
OUTSTANDING COMMON SHARES - AS AT JULY 23, 2004                                                 18,479,118
OUTSTANDING SHARE OPTIONS - AS AT JUNE 30, 2004                                                  1,308,166
OUTSTANDING SHARE OPTIONS - AS AT JULY 23, 2004                                                  1,304,166

The table below sets forth selected data derived from our unaudited consolidated financial statements for the eight previous quarters ended June 30, 2004. This table has been prepared in accordance with Canadian generally accepted accounting principles. This information should be read in conjunction with the consolidated financial statements and related notes thereto.

Quarterly unaudited financial information (In thousands of dollars, except per share data)

                             SEPT 30, 2003     DEC 31, 2003      MAR 31, 2004    JUN 30, 2004
                             -------------     ------------      ------------    ------------
Gross revenue                   120,810          111,616           117,317        136,815
Net income                        7,251            6,350             5,658          6,445
EPS - basic                        0.40             0.35              0.31           0.35
EPS - diluted                      0.38             0.33              0.30           0.33

                                SEPT 30, 2002     DEC 31, 2002      MAR 31, 2003    JUN 30, 2003
                                -------------     ------------      ------------    ------------
Gross revenue                      137,939          101,737           108,440         119,076
 Net income                          6,009            5,659             5,012           6,457
 EPS - basic                          0.33             0.31              0.27            0,35
 EPS - diluted                        0.32             0.30              0.26            0.34

The comparability of our quarterly results are impacted by the following items:

(in thousands of dollars)                                     Q3 2003 VS.       Q4 2003 VS.     Q1 2004 VS. Q1      Q2 2004 VS.
                                                                Q3 2002           Q4 2002            2003             Q2 2003
                                                              -----------       -----------     --------------      -----------
Increase (decrease) in grass revenue due to:
Acquisitions completed in current and prior two                  5,500             8,200             4,730             10,080
years
 Net internal growth                                            10,471              (721)            9,667              9,399
impact of foreign exchange rates on revenue                     (6,400)           (6,500)           (5,520)            (1,740)
earned by foreign subsidiaries
 Impact of change in number of weeks reflected in
 the quarter                                                   (26,700)            8,900                 -                  -
                                                               -------             -----             -----             ------
 Total Increase (decrease) in Gross revenue                    (17,129)            9.879             8.877             17,739
                                                               -------             -----             -----             ------

Effective January 1, 2003, we converted to a 12-period reporting schedule. Each quarter contains three periods totalling 13 weeks. In 2002 and prior years, we had a 13-period-per-year reporting schedule. Each of the first, second, and fourth quarters contained three periods totalling 12 weeks, and the third quarter contained four periods totalling 16 weeks. As a result, the third quarter of 2003 included three fewer weeks of activity compared to the third quarter of 2002, and the fourth quarter of 2003 contained one more week of activity compared to the fourth quarter of 2002.

GROSS MARGIN

Gross margin as a percentage of net revenue was 53.5% for Q2 04, compared to 52.8% for Q2 03, with year-to-date gross margin of 53.8% for 2004, compared to 52.7% for 2003. We expect our annual gross margin in 2004 to be in the range of 52 to 54% of net revenues. Margins may fluctuate from quarter to quarter as a result of the mix of projects in progress during any quarter.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue were 41.5% for Q2 04, compared to 39.3% for Q2 03. On a year-to-date basis, administrative and marketing expenses were 41.9% for 2004, compared to 40.2% for 2003 and to our annual expectation of between 39 and 41 %. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the quarter, In addition, administrative and marketing expenses are influenced by the acquisitions completed in the current and prior two years due to the length of time required for the integration of such acquisitions. In particular, The Sear-Brown Group, inc. acquisition, the most significant acquisition we have completed to date, has established a presence for our Company in the US Northeast causing us to incur the additional costs of implementing an operating structure in a new region. As a result, we are reflecting an increase in our administrative and marketing costs for the quarter and on a year-to-date basis.

DEPRECIATION OF PROPERTY AND EQUIPMENT

Our new enterprise management system was implemented in Q4 03, with depreciation expense beginning in the last quarter of 2003. Consequently, the first three quarters of 2004 will reflect additional depreciation of approximately $450,000 per quarter related to the new system compared to the depreciation expense recorded for the same quarters in 2003.

AMORTIZATION OF INTANGIBLE ASSETS

The amount of amortization of intangible assets is impacted by the timing of completed acquisitions as well as the type of intangible assets acquired. Backlog is typically amortized over periods of less than one year and, therefore, will impact the comparability of the amortization expense from quarter to quarter and year to year. The acquisitions completed in Q2 04 resulted in an increase in amortization expense of approximately $320,000. Backlog acquired prior to June 30, 2004 will be fully amortized by the end of 2004.

SHARE OF INCOME OF ASSOCIATED COMPANIES

Our investment in Teshmont Consultants Inc. is accounted for using the equity method of accounting. During Q1 03, Teshmont Consultants Inc. disposed of a portion of its business. The resulting gain, net of tax, accounts for $430,000 of the reported income from associated companies reflected in 2003.

INCOME TAXES

Our effective tax rate for 2004 is 36.0% compared to 36.7% reported for the year ended December 31, 2003. This reduction results from continued lower statutory rates in Canada and certain provinces.

FINANCIAL CONDITION AND LIQUIDITY

During the first two quarters of 2004, our net decrease in cash was $9.5 million compared to a net decrease of $24.5 million in the first two quarters of 2003. Improved cash flows from operating activities in 2004 of $12.5 million, an increase in debt financing of $11.8 million, and a decrease in the amount invested in property and equipment in 2004 of $5.8 million were offset by additional investments made in 2004 for acquisitions ($8.4 million) and short-term investments ($6.0 million).

We continue to make a concerted effort to reduce the level of investment we carry in costs and estimated earnings in excess of billings. We decreased this level during the second quarter of 2004, and we expect to continue this reduction until we reach the levels achieved prior to the implementation of our new enterprise management system.

We have entered into a process to sell the Edmonton building and lease it back. We have solicited and received a number of offers but have not yet reached a firm agreement.

                                      -end-